SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K


___________




ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For Fiscal Year Ended December 31, 2000

__________




National Grid USA Companies' Incentive Thrift Plan II
25 Research Drive
Westborough, MA 01582


National Grid USA
25 Research Drive
Westborough, MA 01582

Financial Statements:


     * Financial Statements of National Grid USA Companies' Incentive Thrift Plan II

Exhibits:

     Consent of PricewaterhouseCoopers LLP


*Filed Under Cover of Form SE
      SIGNATURE
---------

     The Benefits Committee (Plan Administrator for the National Grid USA Companies' Incentive Thrift Plan II) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

     Benefits Committee

     s/John G. Cochrane

     By
       John G. Cochrane, Chairman


Date: June 28, 2001



      EXHIBIT INDEX

ExhibitDescriptionPage
----------------------

     Financial StatementsFiled under cover
          of Form SE

     Consent of Independent CertifiedFiled herewith
     Public Accountants

CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 33-33094) of the National Grid USA Companies' Incentive Thrift Plan II of our report dated June 25, 2001 relating to the financial statements of the National Grid USA Companies' Incentive Thrift Plan II, which appears in this Form 11-K.


s/PricewaterhouseCoopers LLP
Boston, Massachusetts

June 25, 2001